SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 14, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: May 14, 2007

* Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwellventures.com

NAME CHANGE TO ROCKWELL DIAMONDS INC.

May 14, 2007 Vancouver BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) announces that the Company will change its name to Rockwell Diamonds Inc. to better reflect the Company's focus on diamond mining in South Africa. The change will become effective on the TSX Venture Exchange on Thursday, May 17, 2007 and the trading symbol will change to "RDI".

Under NASDAQ policy, the Company's new OTC-BB symbol will be assigned after market closing on Wednesday, May 16, 2007 and a further announcement confirming the OTC-BB symbol will be made at that time.

Please note that the Company's website, currently rockwellventures.com, will change to rockwelldiamonds.com. Investors will be able to access the website by way of either name for several months.

For further details on Rockwell, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dr. John Bristow
President and Chief Operating Officer

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.